Exhibit h.(1)(a)
May 1, 2002
Ms. JoAnn Rumelhart
Farm Bureau Life Insurance Company
5400 University Avenue
West Des Moines, IA 50266
Dear Ms. Rumelhart:
This letter sets forth the agreement between Farm Bureau Life Insurance Company (the “Company”) and EquiTrust Investment Management Services, Inc. (“EquiTrust”) concerning certain administrative services.
1.	Administrative Services and Expenses. Administrative services for the Company’s Separate Accounts (the “Accounts”) which invest in the EquiTrust Variable Insurance Series Fund, Inc. (the “Fund”) pursuant to the Participation Agreement among the Company and the Fund, dated January 4, 1994 (the “Participation Agreement”), and for purchasers of variable annuity and variable life insurance contracts (the “Contracts”) issued through the Accounts, are the responsibility of the Company. Certain administrative services for the Fund in which the Accounts invest, and shareholder services for purchasers of shares of the Fund, are the responsibility of EquiTrust.
EquiTrust recognizes the Company as the sole shareholder of record of shares of Portfolios offered by the Fund (the “Portfolios”) purchased under the Participation Agreement on behalf of the Accounts. EquiTrust further recognizes that it will derive a substantial savings in administrative and shareholder servicing expenses by virtue of having the Company as the shareholder of record of shares of the Fund purchased under the Participation Agreement, rather than multiple shareholders having record ownership of such shares. The administrative and shareholder servicing expenses for which EquiTrust will derive such savings are set forth in Schedule A to this letter agreement.
2.	Expense Payments. (a) In consideration of the anticipated administrative and shareholder servicing expense savings resulting from the Company’s services set forth above, EquiTrust agrees to pay the Company a fee (the “Fee”), computed daily and paid monthly in arrears, equal to the following percent of daily net asset value of the shares of the Portfolios held in the subaccounts of the Accounts.

Value Growth Portfolio	0.10%
High Grade Bond Portfolio	0.10%
High Yield Bond Portfolio	0.10%
Managed Portfolio	0.10%
Blue Chip Portfolio	0.10%
Money Market Portfolio	0.10%

(b)	As soon as practicable after the end of each month, EquiTrust will calculate Company’s fee for the preceding month as stated in this Paragraph 2 and pay such fee to the Company. For purposes of this Paragraph 2, the average daily net asset value of the shares of the Fund will be based on the net asset values reported by such Fund to the Company.
3.	Nature of Payments. The parties to this letter agreement recognize and agree that EquiTrust’s payments to the Company relate to administrative and shareholder services only and do not constitute payment in any manner for investment advisory services or for costs of distribution of Contracts or of shares of the Fund, and that these payments are not otherwise related to investment advisory or distribution services or expenses. The amount of administrative and shareholder servicing expense payments made by EquiTrust to the Company pursuant to Paragraph 2 of this letter agreement will not be deemed to be conclusive with respect to actual administrative and shareholder servicing expenses or savings of EquiTrust.

4.	Representations. The Company represents and warrants that in performing the services and receiving the compensation described in this letter agreement it will comply with all applicable laws, rules and regulations.

5.	Term. This letter agreement will remain in full force and effect for so long as any assets of the Fund are attributable to amounts invested by the Company under the Participation Agreement, unless terminated in accordance with Paragraph 6 of this letter agreement. Fees will continue to be due and payable with respect to the shares attributable to existing Contracts for only so long as such payments comply with applicable laws, rules and regulations.

6.	Termination. This letter agreement will be terminated upon mutual agreement of the parties hereto in writing.

7.	Amendment. This letter agreement may be amended only upon mutual agreement of the parties hereto in writing.

8.	Counterparts. This letter may be executed in counterparts, each of which will be deemed an original but all of which will together constitute one and the same instrument.

9.	Successors and Assigns. This letter agreement shall bind and inure to the benefit of and be enforceable by the parties and their respective successors and assigns.
If this letter agreement is consistent with your understanding of the matters we discussed concerning administrative and shareholder servicing expenses, please sign below and return a signed copy to us.

Very truly yours,
EQUITRUST INVESTMENT MANAGEMENT SERVICES, INC.

By:	/s/ Dennis M. Marker Dennis M. Marker
President

Acknowledged and Agreed:

FARM BUREAU LIFE INSURANCE COMPANY

By:	/s/ JoAnn Rumelhart JoAnn Rumelhart
Executive Vice President & General Manager
Attachment: Schedule A

SCHEDULE A
Maintenance of Books and Records
•	Record issuance of shares
•	Record transfers (via net purchase orders)
•	Reconciliation and balancing of the separate account at the fund level in the general ledger, at various banks and within systems interface
Communication with the Fund
•	Purchase Orders
—	Determination of net amount available for investment by the Fund

—	Deposit of receipts at the Fund’s custodian (generally by wire transfer)

—	Notification of the custodian of the estimated amount required to pay dividend or distribution
•	Redemption Orders
—	Determination of net amount required for redemptions by the Fund

—	Notification of the custodian and Fund of cash required to meet payments

—	Cost of share redemption
•	Daily Pricing
Processing Distributions from the Fund
•	Process ordinary dividends and capital gains
•	Reinvest the Fund’s distributions
Report
•	Periodic information reporting to the Fund
Fund-related Contractowner Services
•	Telephone support for Contractowners with respect to the Fund inquiries (not including information about performance or related to sales)
•	Communications to Contractowners regarding Fund and subaccount performance
Other Administrative Support
•	Providing other administrative support for the Fund as mutually agreed between the Company and the Fund or EquiTrust
•	Relieving the Fund of other usual or incidental administrative services provided to individual Contractowners as mutually agreed between the Company and the Fund or EquiTrust